                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER

                     Pursuant to Rule 13a - 16 and 15d - 16
                     of the Securities Exchange Act of 1934


For the quarter ended September 30, 2001          Commission File Number 1-14916

                        BROOKFIELD PROPERTIES CORPORATION
                 (Translation of registrant's name into English)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 359-8600

        (Address and telephone number of registrant's principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [ ]         Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes [ ]                No [X]

                                  EXHIBIT LIST
                                                                 Sequential Page
Exhibit   Description                                                  Number
-------   -----------                                            ---------------

99.1      Third Quarter Report of Brookfield Properties
          Corporation for the nine months ended
          September 30, 2001

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BROOKFIELD PROPERTIES CORPORATION




                                        By: /s/ Steven J. Douglas
                                            ------------------------------------
                                            Name:  Steven J. Douglas
                                            Title: Executive Vice President &
                                                   Chief Executive Officer

Date: November 29, 2001